JPMORGAN CHASE & CO.

January 2012
Pricing Supplement No. 161
Registration Statement No. 333-177923
Dated February 2, 2012
Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

Opportunities in International Equities

Jump Securities Based on the Performance of the iShares® MSCI Emerging Markets Index Fund due November 5, 2012

The securities are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee the return of any principal at maturity and have the terms described in the accompanying product supplement no. MS-5-I, underlying supplement no. 1-I, the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. If the ETF Shares appreciate at all on the valuation date as compared to their closing price on the pricing date, you will receive for each security that you hold at maturity an upside payment of $1.45 in addition to the stated principal amount. However, if the final share price is less than the initial share price, the payment due at maturity will be less than the stated principal amount of the securities by an amount that is proportionate to such percentage decrease in the final share price from the initial share price; this amount may be significantly less than the stated principal amount of $10 and could be zero. **Accordingly, investors may lose their entire initial investment in the securities.** All payments on the securities are subject to the credit risk of JPMorgan Chase & Co.

FINAL TERMS – FEBRUARY 2, 2012	
Issuer:	JPMorgan Chase & Co.
ETF Shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Reference Index:	MSCI Emerging Markets Index
Aggregate principal amount:	$4,340,000
Stated principal amount:	$10 per security
Issue price:	$10 per security (see "Commissions and issue price" below)
Pricing date:	February 2, 2012
Original issue date:	February 7, 2012 (3 business days after the pricing date)
Maturity date:	November 5, 2012, subject to adjustment for certain market disruption events and as described under "Description of Securities — Payment at Maturity" in the accompanying product supplement no. MS-5-I
Payment at maturity:	■ If the final share price is *greater than* the initial share price, you will receive at maturity a cash payment per $10 stated principal amount security equal to: $10 + upside payment ■ If the final share price is *less than or equal to* the initial share price, for each $10 stated principal amount security, $10 × share performance factor *This amount will be less than or equal to the stated principal amount of $10 per security and could be zero. There is no minimum payment at maturity.*
Upside payment:	$1.45 per security (14.50% of the stated principal amount)
Share performance factor:	final share price / initial share price
Initial share price:	$43.16, which is the closing price of one ETF Share on the pricing date, divided by the adjustment factor
Final share price:	The closing price of one ETF Share on the valuation date
Valuation date:	October 31, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under "Description of Securities — Postponement of a Determination Date" in the accompanying product supplement no. MS-5-I
Adjustment factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See "General Terms of Securities – Anti-Dilution Adjustments" in the accompanying product supplement no. MS-5-I.
CUSIP / ISIN:	48126B442 / US48126B4427
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC ("JPMS")

Commissions and issue price:	Price to public[1]	Fees and commissions[2]	Proceeds to issuer
Per security	$10	$0.125	$9.875
Total	$4,340,000	$54,250	$4,285,750

(1) The price to the public includes the estimated cost of hedging our obligations under the securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-31 of the accompanying product supplement no. MS-5-I.

(2) JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.125 per $10 stated principal amount security and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB"). See "Underwriting (Conflicts of Interest)" beginning on page PS-47 of the accompanying product supplement no. MS-5-I.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page PS-12 of the accompanying product supplement no. MS-5-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Risk Factors" beginning on page 8 of this pricing supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. MS-5-I, UNDERLYING SUPPLEMENT NO. 1-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Product supplement no. MS-5-I dated January 30, 2012: http://www.sec.gov/Archives/edgar/data/19617/000089109212000497/e47078_424b2.pdf
Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Jump Securities Based on the Performance of the iShares® MSCI Emerging Markets Index Fund due November 5, 2012

Fact Sheet

The securities are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee any return of principal at maturity and have the terms described in product supplement no. MS-5-I, underlying supplement no. 1-I, the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive for each stated principal amount of securities that the investor holds an amount in cash that may be greater than, equal to or less than the stated principal amount depending on the performance of the iShares® MSCI Emerging Markets Index Fund on the valuation date as compared to their closing price on the pricing date. The securities are senior notes issued as part of JPMorgan Chase & Co.'s Series E Medium-Term Notes program. All payments on the securities are subject to the credit risk of JPMorgan Chase & Co.

Key Dates		
Pricing date:	**Original issue date (settlement date):**	**Maturity date:**
February 2, 2012	February 7, 2012 (3 business days after the pricing date)	November 5, 2012, subject to postponement due to a market disruption event and as described under "Description of Securities — Payment at Maturity" in the accompanying product supplement no. MS-5-I

Key Terms	
Issuer:	JPMorgan Chase & Co.
ETF Shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Reference Index:	MSCI Emerging Markets Index
Aggregate principal amount:	$4,340,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Denominations:	$10 per security and integral multiples thereof
Interest:	None

Payment at maturity:	▪ If the final share price is *greater than* the initial share price, for each $10 stated principal amount security,
	  $10 + upside payment
	
	▪ If the final share price is *less than or equal to* the initial share price, for each $10 stated principal amount security,
	  $10 × share performance factor
	  This amount will be less than or equal to the stated principal amount of $10 per security and could be zero. There is no minimum payment at maturity.

Upside payment:	$1.45 per security (14.50% of the stated principal amount)
Share performance factor:	final share price / initial share price
Initial share price:	$43.16, which is the closing price of one ETF Share on the pricing date, divided by the adjustment factor
Final share price:	The closing price of one ETF Share on the valuation date
Valuation date:	October 31, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under "Description of Securities — Postponement of a Determination Date" in the accompanying product supplement no. MS-5-I
Adjustment factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See "General Terms of Securities — Anti-Dilution Adjustments" in the accompanying product supplement no. MS-5-I.
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the securities will be postponed until the third business day following the valuation date as postponed.
Risk factors:	**Please see "Risk Factors" beginning on page 6.**

Jump Securities Based on the Performance of the iShares® MSCI Emerging Markets Index Fund due November 5, 2012

General Information	
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	48126B442 / US48126B4427
Minimum ticketing size:	100 securities
Tax considerations:	You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-5-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of securities.
	Based on current market conditions, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your securities should be treated as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your securities should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of securities at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Use of proceeds and hedging:	The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities.
	For further information on our use of proceeds and hedging, see "Use of Proceeds and Hedging" in the accompanying product supplement no. MS-5-I.
Benefit plan investor considerations:	See "Benefit Plan Investor Considerations" in the accompanying product supplement no. MS-5-I.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).

This pricing supplement represents a summary of the terms and conditions of the securities. We encourage you to read the accompanying product supplement no. MS-5-I, the underlying supplement no. 1-I, the prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

How the Jump Securities Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the securities for a range of hypothetical percentage changes in the final share price of the ETF Shares. The payoff diagram is based on the following terms:

Stated principal amount:	$10 per security
Upside payment:	$1.45 (14.50% of the stated principal amount) per security



Jump Securities Payoff Diagram

How it works

- If the final share price is **greater than** the initial share price, the payment at maturity on the securities reflected in the graph above is greater than the $10 stated principal amount but in all cases is equal to and will not exceed the $10 stated principal amount plus the upside payment amount of $1.45. In the payoff diagram, an investor will receive the payment at maturity of $11.45 per security at any final share price greater than the initial share price.

- If the final share price is **less than or equal to** the initial share price, the payment at maturity will be less than or equal to the stated principal amount of $10. If the final share price has declined from the initial share price, the payment at maturity will be less than $10 by an amount that is proportionate to such percentage decrease of the price of the ETF Shares.
    - o   For example, if the final share price declines by 40% from the initial share price, the payment at maturity will be $6 per security (60% of the stated principal amount).

The hypothetical returns and hypothetical payouts on the securities shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of securities that they hold an amount in cash based on the performance of the iShares® MSCI Emerging Markets Index Fund on the valuation date as compared to their closing price on the pricing date, determined as follows:

If the final share price is greater than the initial share price:

$10   +   upside payment

The upside payment will be $1.45 per security.

If the final share price is less than or equal to the initial share price:

$10   ×   share performance factor

Because the share performance factor will be less than or equal to 100% in this scenario, the payment at maturity will be less than or equal to $10 per security and could be zero.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the sections entitled "Risk Factors" beginning on page PS-12 of the accompanying product supplement no. MS-5-I and "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

- **The securities do not pay interest or guarantee the return of any principal and your investment in the securities may result in a loss.** The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest or guarantee the payment of any stated principal amount at maturity. If the final share price is less than the initial share price, you will receive for each security that you hold a payment at maturity that is less than the $10 stated principal amount of each security by an amount proportionate to the decline in the closing price of one ETF Share on the valuation date from the initial share price. There is no minimum payment at maturity on the securities and, accordingly, you could lose your entire initial investment.

- **Appreciation potential is fixed and limited.** Where the final share price is greater than the initial share price, the appreciation potential of the securities is limited to the fixed upside payment of $1.45 per security (14.50% of the stated principal amount), even if the final share price is significantly greater than the initial share price. See "How the Jump Securities Work" on page 4 above.

- **The securities are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the securities and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the securities. If we were to default on our payment obligations, you may not receive any amounts owed to you under the securities and you could lose your entire investment.

- **Economic interests of the calculation agent and other affiliates of the issuer may be different from those of investors.** We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. The calculation agent has determined the initial share price (subject to adjustment) and will determine the final share price, and will calculate the amount of payment you will receive at maturity, if any. Any of these determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor to the ETF Shares or calculation of the final share price in the event of a discontinuance of the ETF Shares, and any anti-dilution adjustments, may affect the payout to you at maturity.

- **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase the securities in secondary market transactions will likely be lower than the original issue price, because the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the estimated cost of hedging the issuer's obligations under the securities. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

- **The market price of the securities is influenced by many unpredictable factors.** Several factors will influence the value of the securities in the secondary market and the price at which JPMS may be willing to purchase or sell the securities in the secondary market, including: the closing price and expected volatility of the ETF Shares, interest and yield rates, time remaining to maturity, the dividend rate of common stocks underlying the ETF Shares, interest rates generally, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the ETF Shares or equity markets generally and which may affect the final share price of the ETF Shares, the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities underlying the ETF Shares are traded and the correlation between that rate and the price of ETF Shares, the occurrence of certain events to the ETF Shares that may or may not require an adjustment to the adjustment factor and any actual or anticipated changes in our credit ratings or credit spreads. The price of the ETF Shares may be and has recently been volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per security if you try to sell your securities prior to maturity.

- **Investing in the securities is not equivalent to investing in the ETF Shares.** Investing in the securities is not equivalent to investing in the ETF Shares, the Reference Index or the stocks underlying the ETF Shares or in the Reference Index. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the ETF Shares, the Reference Index or the stocks underlying the ETF Shares or the Reference Index.

- **Adjustments to the ETF Shares or to the Reference Index could adversely affect the value of the securities.** BlackRock Fund Advisors ("BFA") is currently the investment adviser to the ETF Shares, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Reference Index. MSCI Inc. ("MSCI") is responsible for designing and maintaining the Reference Index. MSCI can add, delete or substitute the stocks underlying the Reference Index or make other methodological changes that could change the value of the Reference Index. Pursuant to an investment strategy or otherwise, the investment adviser to the ETF Shares may add, delete or substitute the stocks underlying the ETF Shares. Any of these actions could adversely affect the price of the ETF Shares and, consequently, the value of the securities.

- **There are risks associated with the ETF Shares.** Although the ETF Shares are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the ETF Shares or that there will be liquidity in the trading market. The ETF Shares are subject to management risk, which is the risk that the investment strategy of the investment adviser to the ETF Shares, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the ETF Shares, and consequently, the value of the securities.

- **We have no affiliation with the ETF Shares.** To our knowledge, we are not currently affiliated with any issuers of the stocks underlying the ETF Shares. We assume no responsibility for the adequacy of the information about the ETF Shares and the Reference Index contained in this pricing supplement or in product supplement no. MS-5-I. You should make your own investigation into the ETF Shares and the Reference Index. We are not responsible for the ETF Shares' public disclosure of information, whether contained in SEC filings or otherwise.

- **There are differences between the ETF Shares and the Reference Index.** The ETF Shares do not fully replicate the Reference Index, may hold securities not included in the Reference Index and their performance will reflect additional transaction costs and fees that are not included in the calculation of the Reference Index, all of which may lead to a lack of correlation between the ETF Shares and the Reference Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the performances of the ETF Shares and the Reference Index. Finally, because the ETF Shares are traded on NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one ETF Share may differ from the net asset value per ETF Share. For all of the foregoing reasons, the performance of the ETF Shares may not correlate with the performance of the Reference Index.

- **The securities are subject to currency exchange risk.** Because the prices of the equity securities underlying the ETF Shares are converted into U.S. dollars for the purposes of calculating the net asset value of the ETF Shares, holders of the securities will be exposed to currency exchange rate risk with respect to the currencies in which securities underlying the ETF Shares are traded. Your net exposure will depend on the extent to which the currencies in which securities underlying the ETF Shares are traded strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the ETF Shares are traded, the net asset value of the ETF Shares will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:

  - existing and expected rates of inflation;

  - existing and expected interest rate levels;

  - the balance of payments; and

  - the extent of government surpluses or deficits in the component countries and the United States of America

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

■ **The securities entail non-U.S. securities emerging markets risk.** The equity securities that compose the ETF Shares have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

■ **Owning the securities is not the same as owning the ETF Shares.** Owning the securities is not the same as owning the ETF Shares. Accordingly, changes in the closing price of one ETF Share may not result in a comparable change of the market value of the securities. If the closing price of one ETF Share on any trading day increases above the initial share price, the value of the securities may not increase comparably, if at all. It is possible for the closing price of the ETF Shares to increase moderately while the value of the securities declines.

■ **The anti-dilution protection for the ETF Shares is limited.** The calculation agent will make adjustments to the adjustment factor for certain events affecting the ETF Shares. However, the calculation agent will not make an adjustment in response to all events that could affect the ETF Shares. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

■ **Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of the securities.** The hedging or trading activities of the issuer's affiliates and of any other hedging counterparty with respect to the securities on or prior to the pricing date and prior to maturity could have adversely affected, and may continue to adversely affect the value of the ETF Shares, and, as a result, could decrease the amount an investor may receive on the securities at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial share price and, therefore, could have increased the level that the final share price must reach before you receive a payment at maturity that exceeds the issue price of the securities. Additionally, these hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the final share price and, accordingly, the amount of cash an investor will receive at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the securities declines.

■ **Secondary trading may be limited.** The securities will not be listed on a securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. JPMS may act as a market maker for the securities, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which JPMS is willing to buy the securities. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

- **The tax consequences of an investment in the securities are unclear.** There is no direct legal authority as to the proper U.S. federal income tax characterization of the securities, and we do not intend to request a ruling from the IRS regarding the securities. The IRS might not accept, and a court might not uphold, the treatment of the securities described in "Fact Sheet — General Information — Tax considerations" in this document and in "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-5-I. If the IRS were successful in asserting an alternative treatment for the securities, the timing and character of income on the securities could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-5-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Information about the ETF Shares and the Reference Index

The iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund managed by iShares®, Inc. ("iShares"), a registered investment company. iShares consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. BlackRock Fund Advisors ("BFA") is currently the investment adviser for the iShares® MSCI Emerging Markets Index Fund. This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to the SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. The iShares® MSCI Emerging Markets Index Fund is described under the heading "Fund Descriptions — The iShares® MSCI Emerging Markets Index Fund" in the accompanying underlying supplement no. 1-I.

This pricing supplement relates only to the securities referenced hereby and does not relate to the ETF Shares. We have derived all disclosures contained in this pricing supplement regarding iShares from the publicly available documents described in the preceding paragraph. In connection with the offering of the securities, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to iShares. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding iShares is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the ETF Shares (and therefore the price of the ETF Shares at the time we priced the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning iShares could affect the value received at maturity with respect to the securities and therefore the trading prices of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the ETF Shares.

We and/or our affiliates may presently or from time to time engage in business with iShares. In the course of such business, we and/or our affiliates may acquire non-public information with respect to iShares, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the ETF Shares. The statements in the preceding two sentences are not intended to affect the rights of investors in the securities under the securities laws. As a purchaser of the securities, you should undertake an independent investigation of iShares as in your judgment is appropriate to make an informed decision with respect to an investment in securities linked to the ETF Shares.

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. ("BTC"). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

The MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a stock index calculated, published and disseminated daily by MSCI and is intended to provide performance benchmarks for certain emerging equity markets including Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. Effective May 27, 2010, Israel has been reclassified as a developed market by MSCI. Since that date, Israel has not been included in the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is described under the heading "Equity Index Descriptions — The MSCI Indices" in the accompanying underlying supplement no. 1-I.

Jump Securities Based on the Performance of the iShares® MSCI Emerging Markets Index Fund due November 5, 2012

Historical Information

The following table sets forth the published high and low closing prices, as well as end-of-quarter closing prices, of the ETF Shares for each quarter in the period from January 2, 2007 through February 2, 2012. The graph following the table sets forth the daily closing prices of the ETF Shares for the same period. The closing price of one ETF Share on February 2, 2012 was $43.16. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The historical closing prices of one ETF Share should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one ETF Share on the valuation date.

iShares® MSCI Emerging Markets Index Fund	High ($)	Low ($)	Period End ($)
2007			
First Quarter	33.5900	30.4333	33.0167
Second Quarter	37.0333	27.3367	31.2300
Third Quarter	33.1367	29.2000	32.2867
Fourth Quarter	38.1500	31.8033	38.1033
2008			
First Quarter	50.3667	42.1667	44.7933
Second Quarter	51.7000	44.4333	45.1933
Third Quarter	44.4333	31.3300	34.5300
Fourth Quarter	33.9000	18.2200	24.9700
2009			
First Quarter	27.0900	19.9400	24.8100
Second Quarter	34.6400	25.6500	32.2300
Third Quarter	39.2900	30.7500	38.9100
Fourth Quarter	42.0700	37.5600	41.5000
2010			
First Quarter	43.2200	36.8300	42.1200
Second Quarter	43.9800	36.1600	37.3200
Third Quarter	43.7000	37.5900	43.6000
Fourth Quarter	48.5800	44.7700	47.6200
2011			
First Quarter	48.69	44.63	48.69
Second Quarter	50.21	45.50	47.60
Third Quarter	48.46	34.95	35.07
Fourth Quarter	42.80	34.36	37.94
2012			
First Quarter (through February 2, 2012)	43.16	38.23	43.16

ETF Shares Historical Performance – Daily Closing Price
January 2, 2007 to February 2, 2012



Source: Bloomberg

Supplemental Plan of Distribution

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the securities in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-31 of the accompanying product supplement no. MS-5-I dated January 30, 2012.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the securities offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such securities will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the securities and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.2 to the Registration Statement on Form S-3 filed by us on November 14, 2011.

Where You Can Find More Information

You should read this document together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these securities are a part, and the more detailed information contained in product supplement no. MS-5-I dated January 30, 2012.

This document, together with the documents listed below, contains the terms of the securities, supplements the preliminary terms related hereto dated January 30, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-5-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Product supplement no. MS-5-I dated January 30, 2012:
http://www.sec.gov/Archives/edgar/data/19617/000089109212000497/e47078_424b2.pdf
• Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
• Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
• Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.